

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

<u>Via E-mail</u>
Brian Tuffin
Chief Executive Officer
Fuse Science, Inc.
6135 NW 167th Street, #E-21
Miami, Florida 33015

> **Re: Fuse Science, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2012**
> **File No. 333-179682**

Dear Mr. Tuffin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

2.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling

shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

  i.   the market price per share of the securities underlying the convertible note on the date of the sale of the convertible notes;

  ii. the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

  iii. the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

  iv. the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the

> date of the sale of the convertible notes and the total possible shares underlying the convertible notes;
>
> v. the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and
>
> vi. the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  i. if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  ii. if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 3 and Comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to

Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

    i. the date on which each such selling shareholder entered into that short position; and

    ii. the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

12. Please tell us if you have present plans to be acquired or to merge with another company or if you, or any of your shareholders, have plans to enter into a change of control or similar transaction.

13. Please include the information required by Item 502(b) of Regulation S-K or advise.

Cautionary Note Regarding Forward-Looking Statements, page 1

14.   We note your reference to section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. It is not clear that you are able to rely upon such safe harbors. These sections apply to an issuer that is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 and exclude from the protections of the safe harbor companies that issue penny stock. Please revise your disclosure regarding forward looking statements accordingly.

Business Overview, page 2

15.   Please revise this section to explain your going concern opinion and quantify your net losses for the years ended September 30, 2011 and 2010.

Summary Financial Information, page 4

16.   We note that the amounts for each of the interim periods and cumulative period are inconsistent with the amounts shown on your statements of operations. Please revise to correct this apparent conflict.

Recent Developments, page 5

17.   Please revise your disclosure to include the total consideration you received in the January 2012 Financing.

Risk Factors, page 9

18.   Please revise your disclosure to include a risk factor that discusses the risks resulting from the impact of restrictive covenants in your debt instruments, if any, on your business and ability to get additional financing.

The Company will require substantial additional financing to become commercially viable, page 9

19.   This risk factor contains two separate risk factors. Please create a separate risk factor addressing the issues you face as a result of your going concern opinion. The risk factor should include a discussion of your ability to raise capital in light of your going concern opinion. Also revise your disclosure to clarify that the auditor's going concern opinion covers the period ending September 30, 2011.

Business, page 18

20.   We note that you use a third party contract manufacturer for your products. Please
        revise to identify this contract manufacturer, identify the products manufactured,
        describe the material terms of your contract with this manufacturer and file the
        agreement as an exhibit. In addition, please revise your risk factor disclosure on page
        10, as applicable.

21.   We note you have endorsement partnerships with the listed individuals. Please revise
        to clarify whether you have agreements with the listed individuals and describe the
        material terms of such agreements.

22.   We note your proprietary technology is comprised of filed and to-be-filed provisional
        and pending applications. Please revise to clarify whether you currently have patents
        for your proprietary technology. To the extent you do not have patents, please revise
        to describe those patents to be filed and update your risk factor disclosure as
        applicable.

Market for Common Equity and Related Stockholder Matters, page 22

23.   In the table on page 22, please clarify what you mean by "March 31, 2012 through
        February 23, 2012."

Liquidity and Capital Resources, page 25

Historical Information, page 25

24.   We note your disclosure where you state that you "have issued convertible notes
        payable in the face amount of $1,200,000 to continue operations." Please reconcile
        your disclosure here with the disclosure in Part II of the registration statement under
        "Recent Sales of Unregistered Securities" and explain how you determined that the
        convertible notes have the face amount of $1,200,000.

Principal Shareholders, page 33

25.   On page 2, you state that "5,445,500 shares were issued to Maurice E. Durschlag."
        Please tell us why you have not included his beneficial ownership in this section.

Certain Relationships and Related Party Transactions, page 34

26.   Please revise this section to include all information required by Item 404 of
        Regulation S-K.

Financial Statements

Consolidated Statements of Changes in Stockholders' Deficit, pages F-5 to F-6

27.   Please revise to disclose the nature and terms of the consulting services received in exchange for shares of common stock, how you determined the value assigned and the amortization period. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Note 1. Nature of Business

(b) Acquisitions and Business, page F-9

28.   Please refer to Note 1.(b), last paragraph on page 2 and first paragraph on page F-18 relating to the acquisition of FS R&D and Skin Science, Inc. Please address the following comments and revise your disclosure as appropriate:
  - Tell us the interest in Newco held by Leonard Adler.
  - Tell us how you accounted for the acquisitions and the factors you considered in evaluating whether these transactions represent a business combination, identifying the accounting acquirer and value assigned to the transaction.
  - Tell us why no value has been assigned to the rights retained by Mr. Durschlag under the royalty agreement, as it appears from the financial statements.
  - Tell us how ASC 805 supports your accounting treatment.
  - Tell us how you considered Rule 8-08 of Regulation S-X in determining whether the financial statements of the acquired entities are required.

Note 5: Convertible Notes Payable, page F-14

29.   We note your disclosure of the assumptions you used for the calculation of the beneficial conversion feature and the warrants. Please revise to clarify that, as we assume, the proceeds allocated to the beneficial conversion feature represents its intrinsic value, not its fair value. Refer to ASC 470-20-25-5.

30.   We note your disclosure that the discount to the convertible notes payable is being amortized to interest expense over the five year life of the warrants rather than over the life of the convertible notes payable. Please tell us how you considered ASC 470-20-25-2 in determining the amortization period of the discount.

Note 9. 2011 Incentive Stock Plan, page F-16

31.   Please revise to disclose the nature and terms of the services received in exchange for the options,andwarrants granted and the amortization period. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Commitments and Contingencies

Endorsement agreements, page F-18

32.   Please revise to disclose how you accounted for the shares of common stock and options issued under the endorsement agreements, how you determined the value assigned and the amortization period. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Interim Period Ended December 31, 2011

Consolidated Statements of Changes in Stockholders' Deficit, Continued, page F-23

33.   We note that the balances of columns in your stockholders' equity (deficit) on page F-23 are inconsistent with the corresponding line items on the balance sheet, and the net loss amount for the interim period is inconsistent with your statement of operations. Also, it appears that changes during the interim period as described on page F-23 have not been fully reflected in your statement of stockholders' equity (deficit). Please revise to correct this apparent conflict.

Note 1: Organization

Consolidation Policy and History of Business, page F-26

34.   Please revise to clarify whether FS Consumer Products Group, Inc. (page F-9) and FS Research & Development, Inc. ("FS R&D") (page F-26) are the same entity.

Note 4: Convertible Promissory Notes, page F-30

35.   We note that the balance of notes payable as of December 31, 2011 on page F-30 is inconsistent with the amounts shown on your balance sheet. Please revise to correct this apparent conflict.

36.   With respect to the interim period, please revise to reconcile the amount of initial value of debt discount resulting from the warrants and the amounts beneficial

conversion feature disclosed on page F-30 to the amounts shown on your statement of stockholders' equity.

Indemnification of Directors and Officers, page II-1

37.   Please revise your disclosure to state the general effect of any statute under which the directors, officers and any controlling persons is insured or indemnified in any manner against liability which he may incur in his capacity as such. Refer to Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

38.   Please revise your disclosure to make clear that the total consideration of $3,169,359 received for the senior convertible notes also includes the warrants. Refer to Item 701(c) of Regulation S-K.

Exhibits

39.   We note your disclosure where you state that the form of senior convertible notes is filed as an exhibit to the registration statement. The form of senior convertible notes was not filed as an exhibit to the registration statement. Please file the form of senior convertible notes as an exhibit to the registration statement or advise.

40.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal opinion with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Dale S. Bergman, Esq.